Exhibit 4.10

English Translation

Crude Oil Mutual Supply

Framework Agreement for Year 2019

between

PetroChina Company Limited

and

China Petroleum & Chemical Corporation

December 2018

Crude Oil Mutual Supply Framework Agreement for Year 2019

PetroChina Company Limited (“PetroChina”) and China Petroleum & Chemical Corporation (“Sinopec”), following friendly consultations, have reached consensus on mutual supply of crude oil in the year of 2019 and hereby enter into this Agreement (this “Agreement”).

I.	Mutual Supply and Cross Supply of Crude Oil

1.

Mutual supply of crude oil: In 2019, PetroChina shall supply Sinopec with 0.735 million tons of domestic onshore crude oil, including 0.60 million tons of crude oil produced at the Changqing Oil Region, 60,000 tons of crude oil produced at the Jizhong Oil Region, 60,000 tons of crude oil produced at the Erlian Oil Region and Tamtsag Oil Region, and 15,000 tons of crude oil produced at PetroChina Zhejiang Exploration Company.

In 2019, Sinopec shall supply PetroChina with 1.203 million tons of domestic onshore crude oil (which may be increased to 1.263 million tons with Sinopec’s best efforts), including 0.30 million tons of crude oil produced at the Chunfeng Oil Region (which may be increased to 0.36 million tons with Sinopec’s best efforts), 0.60 million tons of oil produced at the Tahe Oil Region (consisting of 0.20 million tons of blended oil and 0.40 million tons of condensate oil), 0.26 million tons of crude oil produced at the Chunguang Oil Region, 23,000 tons of crude oil produced at the Yanqi Oil Region, and 20,000 tons of crude oil produced at the condensate unit of Sinopec Southwest Company.

2.

The parties hereto shall, in principle, make available crude oil of the above supply and take delivery thereof on an evenly distributed basis. The quarterly mutual supply of crude oil may be adjusted as necessary by mutual agreement thereon and in light of the availability of crude oil resources, price and the State’s macro-economic planning requirements.

3.

The parties will work diligently to interconnect Yakela Terminal of Sinopec’s Northwest Oil Field Company with PetroChina’s western pipelines, which after completion will make it possible for PetroChina to receive from Sinopec each year another 0.20 million tons of condensate oil produced at Tahe Oil Field.

II.	Quality of Crude Oil

Matters with respect to the quality of the crude oil to be supplied hereunder shall be handled pursuant to applicable provisions of SY7513-88 Technical Conditions of Crude Oil at Wellhead.

III.	Quarterly Supply Agreements; Sales and Purchase Contracts on an Enterprise-by-Enterprise Basis

The parties hereto agree that quarterly supply agreements shall be entered into by and between the Production Management Department of PetroChina and the Production Management Department of Sinopec in accordance with this Agreement. After the quarterly plans have been issued to the respective subsidiaries, PetroChina’s relevant regional companies (including its oil fields, refineries and pipeline companies) and Sinopec’s relevant subsidiaries (including its oil fields and refineries) will enter into specific sales and purchase contracts with each other. The total quantities and varieties of crude oil to be supplied under such contracts shall be consistent with those specified under the above quarterly supply agreements.

IV.	Price of Crude Oil

The price of crude oil to be supplied hereunder shall be settled on the basis of the benchmark crude oil price and the crude oil premium mutually agreed between the parties.

V.	Payment Guarantee

Payment of the price of crude oil to be supplied hereunder shall be made on a timely basis and pursuant to the principles agreed upon by the parties hereto. PetroChina and Sinopec agree to be guarantors, and to assume joint and several guarantee liabilities for the failure of timely payment of the price of crude oil and other amounts payable by their respective oil refineries. The payer shall make timely payments to the payee upon receipt of and pursuant to the payment notice.

VI.	Miscellaneous

1.

Both parties undertake that their subsidiaries will perform this Agreement strictly in accordance with the terms hereof while maintaining the free flow of the downstream operations of their respective oil field enterprises. Any issues not covered hereunder shall be resolved through consultations between the parties hereto.

2.	This Agreement shall be executed in four counterparts, with each of PetroChina and Sinopec to hold two. This Agreement shall remain effective from January 1, 2019 to December 31, 2019.

Production Management Department, PetroChina Company Limited (chopped)		Production Management Department, China Petroleum & Chemical Corporation (chopped)

By:	/s/	By:	/s/

Dated: December 26, 2018

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